                                                           Exhibit 11

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

     Net income per share is computed using the weighted average number of common shares outstanding. These shares were increased by the number of shares issuable on the exercise of options, reduced by the number of shares assumed to have been purchased with the proceeds from the exercise of these common stock equivalents. The number of shares used to calculate the earnings per share was 4,221,694 for the nine month period ending September 30, 1996 and 4,216,765 for the nine month period ending September 30, 1995.

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